EXHIBIT 99.1

Evaxion Announces Business Update and Full Year 2023 Financial Results

  Precision vaccine project initiated with the ambition to obtain Preclinical Proof-of-Concept by H2 2024. The novel concept entails AI-identification of a new class of cancer vaccine targets, named endogenous retroviruses (ERVs), broadening the potential of cancer vaccines.
  Successful completion of initial phases of vaccine collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA). MSD revealed as pharma partner for the EVX-B3 bacterial vaccine development program.
  Closing of $5.3 million private placement on December 21, 2023, with participation of MSD Global Health Innovation Fund (MSD GHI), a corporate venture arm of Merck & Co., Inc., USA.
  Closing of $15 million Public Offering on February 5, 2024, with participation of MSD GHI. MSD GHI is now the single largest shareholder in Evaxion, with ownership of around 15%.
  Evaxion hosted an R&D Day on March 19, 2024. The event focused on Evaxion’s core AI-Immunology™ platform for vaccine target discovery, design and development. All presentations can be accessed here.

COPENHAGEN, Denmark, March 27, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today provides a business update and announces full year 2023 financial results.

Christian Kanstrup, Chief Executive Officer at Evaxion, commented: “We have made significant progress in our business and our financing strategies in recent months, notably the successful closing of our bridge financing round towards the end of 2023 and a subsequent public offering in early February 2024. We are very pleased with the MSD GHI participation in both financing rounds, following which we now have cash at hand into Q1 2025.”

Christian continues: “With our refined strategy centered around AI-Immunology™ focusing on value realization via Targets, Pipeline and Responders based upon a muti-partner approach, we are enthusiastic about the prospects this brings for 2024. Further, we are executing to progress our ambition to fund our projected $14 million operational cash burn for 2024 through revenue generated from our business development activities.”

Business Updates Since Last Quarterly Update

In January 2024, Evaxion announced it had commenced developing tailored novel cancer vaccines using the AI-Immunology™ platform. The initiative involves a new category of AI-identified tumor vaccine targets, ERVs, and aims to obtain preclinical Proof-of-Concept by the second half of 2024. With the AI-Immunology™ discovered novel cancer targets, designing personalized and precision vaccines may become feasible. This approach holds the potential to provide treatment solutions for cancer patients who typically do not respond to cancer immunotherapy.

In February 2024, the initial phases of an ongoing vaccine collaboration with MSD were successfully completed. The collaboration was initiated in September 2023, and in February 2024 MSD was revealed as the pharma partner for the EVX-B3 vaccine collaboration in connection with the collaboration update. The project aims to develop a vaccine against a bacterial pathogen responsible for a pressing global medical issue, lacking preventive or curative options.

Evaxion hosted an R&D Day on March 19, 2024, providing deeper insights into the validated and differentiated AI-Immunology™ platform. Key takeaway messages from the day were:

  The proprietary AI-Immunology™ platform brings the potential for a new era in vaccine discovery, design and development using advanced AI and machine learning technologies.
  AI-Immunology™ outcompetes standard vaccine target discovery approaches and holds the promise of addressing serious unmet needs.
  With a unique modular architecture, AI-Immunology™ is scalable and adaptable towards partner needs.
  The potential of AI-Immunology™ is validated by established partnerships, including the ongoing vaccine collaboration with MSD.

In the initial months of 2024, we showcased our differentiated AI-Immunology™ platform for vaccine target discovery, design and development, alongside our refined strategy for value generation, at the following conferences:

January 8-11:	CEO Christian Kanstrup attended the 42nd annual J.P. Morgan Healthcare Conference.
February 27:	Chief AI Officer, Andreas Holm Mattsson, participated in a panel discussion at the Sachs Associates 5th Annual European HealthTech CEO Forum.
February 28:	CEO Christian Kanstrup presented the Sachs Associates 17th Annual European Life Sciences CEO Forum.
March 7:	VP of AI & Innovation, Jens Kringelum, presented the 5th Biologics World Nordics 2024 Conference.
March 7:	CEO Christian Kanstrup and CSO Birgitte Rønø participated in a fireside chat at the H.C. Wainwright 1st Annual Artificial Intelligence Based Drug Discovery & Development Virtual Conference.
March 7-8:	Senior Project Manager, Immuno-oncology, Daniela Kleine-Kohlbrecher, presented at the 8th Annual MarketsandMarkets Next-Gen Immuno-Oncology Conference.

Anticipated 2024 Milestones
	Milestones	Target
EVX-B1	Conclusion of final MTA study with potential partner	Q1 2024
AI-Immunology™	Launch of EDEN™ model version 5.0	Mid 2024
EVX-B2-mRNA	EVX-B2-mRNA preclinical Proof-of-Concept obtained	Q3 2024
EVX-01	Phase 2 one-year readout	Q3 2024
EVX-B3	Conclusion of target discovery and validation work in collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA)	H2 2024
Precision ERV cancer vaccines	Preclinical Proof-of-Concept obtained	H2 2024
Funding	Ambition for full year 2024 is to generate business development income equal to 2024 cash burn (excluding financing activities) of $14 million*
* No assurances can be made that we will generate such business development income

Full Year 2023 Financial Results

  Cash position: As of December 31, 2023, cash and cash equivalents were $5.6 million compared to $13.2 as of December 31, 2022. Cash position was strengthened by a private placement with gross proceeds of $5.3 million, which closed on December 21, 2023. The private placement included participation from existing and new shareholders, with the largest new shareholder being MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, accounting for some 25% of the total aggregate offering amount. Further, the Private Placement included significant participation by all members of the Company’s management and the Company’s board of directors. After a public offering in February 2024, resulting in net proceeds of $12.7 million, we expect that our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements into February 2025. If all pre-funded warrants included in the public offering are exercised, we expect necessary funding will be in place into April 2025.
  Research and Development expenses were $11.9 million for the year ended December 31, 2023, as compared to $17.1 million for the year ended December 31, 2022. The decrease was primarily due to a reduction in external costs.
  General and Administrative expenses were $10.4 million for the year ended December 31, 2023, as compared to $8.2 million for the year ended December 31, 2022. The increase was primarily due to an increase in external costs in connection with funding activities.
  Net loss was $22.1 million for the year ended December 31, 2023, or ($0.81) per basic and diluted share, as compared to a net loss of $23.2 million, or ($0.98) per basic and diluted share for the year ended December 31, 2022.

Based on the Company’s current cash position, with an estimated cash runway into February 2025 and the need for further funding, it is the assessment of management that there exists substantial doubt about the Company’s ability to continue as a going concern.

Webcast

Evaxion will host a Business Update and Full Year 2023 Financial Results webcast on Tuesday, April 2, at 15:00 CEST / 9:00 a.m. EDT. To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique pin code. The call can be accessed 15 minutes prior to the start of the live event. To join the webcast, please click on this link. The webcast recording will be available shortly after the event.

Evaxion Biotech A/S
Consolidated Statement of Financial Position Data (Audited)
(USD in thousands)
	Dec 31, 2023	Dec 31, 2022
Cash and cash equivalents	$5,583	$13,184
Total assets	12,889	22,025
Total liabilities	17,618	13,722
Share capital	5,899	3,886
Other reserves	97,342	90,262
Accumulated deficit	(107,970)	(85,845)
Total equity	(4,729)	8,303
Total liabilities and equity	$12,889	$22,025

Evaxion Biotech A/S
Consolidated Statement of Comprehensive Loss Data (Audited)
(USD in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022

Revenue	$73	$—	$73	$—
Research and development	(2,298)	(4,073)	(11,916)	$(17,056)
General and administrative	(2,138)	(2,452)	(10,354)	(8,208)

Operating loss	(4,363)	(6,525)	(22,197)	(25,264)
Finance income	559	70	963	2,831
Finance expenses	(895)	(590)	(1,681)	(1,508)

Net loss before tax	$(4,699)	$(7,045)	$(22,915)	$(23,941)

Income tax benefiT	177	173	790	772

Net loss for the period	$(4,522)	$(6,872)	$(22,125)	$(23,169)

Net loss attributable to shareholders of Evaxion Biotech A/S	$(4,522)	$(6,872)	$(22,125)	$(23,169)

Loss per share – basic and diluted	$(0.16)	$(0.29)	$(0.81)	$(0.98)
Number of shares used for calculation (basic and diluted)	29,061,036	24,082,247	27,335,829	23,638,685

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion's proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients' lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information

Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech